June 1, 2022


Douglas P. Dick
Dechert LLP
1900 K Street, NW
Washington, DC 20006

               Re:    PIMCO Capital Solutions BDC Corp.
                      File No. 000-56438

Dear Mr. Dick:

       On May 10, 2022, you filed a registration statement on Form 10 on behalf of PIMCO
Capital Solutions BDC Corp. (the    Company   ), in connection with the
registration of the
Company   s common stock under Section 12(g) of the Securities Exchange Act of
1934 (the
   Exchange Act   ). We have reviewed the registration statement, and have
provided our
comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1)
of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time
period, you should consider withdrawing the Company   s Form 10 prior to its
effectiveness, and
re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Douglas P. Dick, Esq.
June 1, 2022
Page 2

REGISTRATION STATEMENT

Explanatory Note (page 1)

1. The first sentence of the fourth paragraph of this section states that the Company will file an election with the SEC to be treated as a BDC. Since the registration statement will not go effective until the Company has filed an election to be treated as a BDC, please revise the
disclosure in this sentence to use the past tense (e.g.,    the Company has
filed an election with the
SEC . . .   ).

2. In the fourth paragraph of this section, please disclose the four bullet points in bolded font. Please also add the bulleted disclosure below in bold, or explain to us why such disclosure is not appropriate.

   x   The Company intends to invest primarily in privately held companies for which little
       public information exists and which are more vulnerable to economic downturns and substantial variations in operating results.

   x   The privately held companies and below investment grade securities (
junk    bonds) in
       which the Company invests are difficult to value and will generally be illiquid.

   x   Investment in the Company is suitable only for sophisticated investors and requires the
       financial ability and willingness to accept high risks and lack of liquidity inherent in an investment in the Company.

   x   The Company has elected to be regulated as a BDC under the 1940 Act, which imposes
       numerous restrictions on the Company   s activities, including
restrictions on leverage and
       the nature of its investments.

Summary of Risk Factors (pages 4     5)

3. Please add a risk factor stating that an investor will be required to make capital contributions to purchase shares of Common Stock each time the Company delivers a drawdown notice, including potential catch-up purchases.

4.      The fourteenth bullet point refers to    sub-investment grade debt
obligations   . Please
clarify what sub-investment grade debt obligations are. If    sub-investment
grade    means below
investment grade, please replace    sub-investment grade    with    below
investment grade    and add
a reference to    junk bonds    thereafter.

Item 1. Business     (b) Description of Business     About PIMCO (page 7)

5. The last sentence of the first paragraph of this section states that as of December 31,
2021, PIMCO had approximately $1.71 trillion of third party assets under management. Please
 Douglas P. Dick, Esq.
June 1, 2022
Page 3

clarify what    third party assets under management    include and how the term
differs from assets
under management.

Item 1. Business     (b) Description of Business     Investment Objective and
Strategy
(page 8)

6. The second sentence of this section states that the Company seeks to achieve its investment objective by investing primarily in privately negotiated loans and equity investments to middle market companies. Please disclose the targeted allocation for investment in loans and investment in equity. Please also disclose (i) the types of loans (e.g., secured, unsecured, first lien, second lien, unitranche, mezzanine) and equities in which the Company will principally invest; (ii) credit quality and maturity policy with respect to the loan investments; (iii) market capitalization policy with respect to equity; and (iv) corresponding risks in the Risk Factors section.

7. The second to last sentence of the first paragraph of this section states that the Company may make select investments in non-U.S. portfolio companies. If the Company will invest in emerging markets as a principal strategy, please disclose such investments here and corresponding risks in the Risk Factors section.

8.      The first bullet point states that the Company seeks to provide
investors with access to    a
diversified portfolio of credit investments   . Inasmuch as the Company is
non-diversified, please
revise the reference to a diversified portfolio or explain to us why such reference is appropriate.

Item 1. Business     (b) Description of Business     The Private Offering
(pages 9     10)

9. The last sentence of the fourth paragraph of this section states that the Board may set the price per share above the net asset value per share based on a variety of factors. Please disclose
factors other than the total amount of the Company   s accrued organizational
and offering
expenses that will cause the Board to set the price per share above the net asset value per share.
We may have more comments after reviewing your response.

Item 1. Business     (b) Description of Business     Advisory Agreement;
Administration
Agreement (page 10)

10. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of
Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

11.   Under    Fee Waiver   , the disclosure states that the Adviser has agreed
to waive all
Management Fees pursuant to the Advisory Agreement for so long as the only Stockholders of the Company are PIMCO-advised affiliates. Please disclose any ability of the Adviser to recoup
waived Management Fees and briefly describe any limits on the Adviser   s
ability to recoup.
 Douglas P. Dick, Esq.
June 1, 2022
Page 4

Item 1. Business     (b) Description of Business     Administration Agreement
(pages 10
14)

12.    The last sentence of the last full paragraph on page 12 describes an
Expense
Reimbursement Agreement pursuant to which the Advisor may elect to pay certain Company
expenses on the Company   s behalf. Please identify the    certain Company
expenses    the Adviser
may elect to pay.

13. The last sentence on page 12 state that the Company will engage or otherwise transact with one or more Service Providers in connection with its ongoing operations, including in respect of portfolio investments. Disclosure on page 12 also identifies Dual Service Providers and the Services Company as providers of services to the Company. The first sentence of the
fourth paragraph on page 79 states that    [s]ome portfolio services provided
by Service Providers
may be substantially similar to services provided by the Advisor.    Please
identify each Service
Provider, Dual Service Provider and/or the Services Company who is an investment adviser to the Company as such and provide all required disclosure about such investment advisers.
Alternatively, please explain to us why Service Providers, Dual Service Providers and/or the
Services Company are not investment advisers to the Company as defined in
Section 2(a)(20) of
the Investment Company Act of 1940 (   1940 Act   ). We may have more comments
after
reviewing your response.

14.    The first sentence under    Services Company    on page 13 states that
the Services
Company will serve as a Service Provider. Please disclose the specific services to be provided by the Services Company.

Item 1. Business     (b) Description of Business     Defaults (page 17)

15. The first sentence describes default penalties any Stockholder failing to timely make a
Capital Contribution to the Company when due may be subject. Please disclose the price at which a forced sale or automatic transfer of 25% of shares would occur and to whom a forced
sale would be made. Please also supplementally describe the Company   s
policies and
procedures to conduct a forced sale or automatic transfer of 25% of the shares of the Company, including procedures regarding determination of the price at which such sale or transfer is made and to whom the sale or transfer is made. In addition, please clarify what voting and approval
rights    may be forfeited. If the voting rights are voting rights associated with ownership of
Common Stock, please explain to us how a Stockholder   s forfeiture of voting
rights is consistent
with Section 18(i) of the 1940 Act.

Item 1. Business     (b) Description of Business     Special Purpose Vehicles
(page 17)

16. The disclosure in this section indicates that the Adviser may invest through SPVs. Please respond to the following comments regarding any primarily controlled SPV that engages in investment activities in securities or other assets. A primarily controlled SPV is an entity that the
Company controls as defined in Section 2(a)(9) of the 1940 Act and for which
the Company   s
control of the entity is greater than that of any other person.
 Douglas P. Dick, Esq.
June 1, 2022
Page 5

   a. Disclose any of the SPV   s principal investment strategies or principal
risks that constitute
      principal investment strategies or principal risks of the Company.
   b. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the SPV.
   c. Disclose that each investment adviser to the SPV complies with the provisions of the
      1940 Act relating to investment advisory contracts (Section 15 as it applies through
      Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940
      Act. Also file the investment advisory agreement between the SPV and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.
   d. Disclose that each SPV complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the SPV.
   e. Confirm to us that (a) if a SPV is not organized in the U.S., the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a SPV and its board of directors will agree to inspection by the staff of the
SPV   s books and
      records, which will be maintained in accordance with Section 31, as modified by Section
      64 of the 1940 Act.

17. Please confirm to us that the financial statements of each wholly-owned and substantially wholly-owned SPV will be consolidated with those of the Company.

18. Please confirm if any of the SPVs charge a management fee. If so, please confirm to us
that an SPV   s management fee (including any performance fee) will be included in the
   Management Fee    line item of any fee table the Company discloses and a SPV
  s expenses will
be included in the    Other Expenses    line item of any such fee table.

Item 1. Business     (b) Description of Business     Investments in Investment
Companies,
Business Development Companies and Private Funds (page 17)

19. Please disclose that the Company will not invest more than 15% of its assets in private funds that rely on Section 3(c)(1) and/or Section 3(c)(7) of the 1940 Act.

Item 1. Business     (b) Description of Business     Involuntary Repurchases
(page 18)

20. Please replace this paragraph with disclosure that the Company will conduct involuntary repurchases consistent with Rule 23c-2 under the 1940 Act.

Item 1. Business     (b) Description of Business     Discretionary Repurchase
of Shares
(pages 18     20)

21. The last sentence of the third to last paragraph on page 19 states that the Company has
the right to repurchase all of a Stockholder   s Common Stock at any time if
the aggregate value of
such Stockholder   s Common Stock is less than the minimum initial investment for the Company.
 Douglas P. Dick, Esq.
June 1, 2022
Page 6

Please explain to us how this repurchase can be made in compliance with Rule 23c-2 under the
1940 Act.

22. Please replace the last paragraph of this section with disclosure that the Company will conduct involuntary repurchases consistent with Rule 23c-2 under the 1940 Act.

Item 1. Business     (b) Description of Business     Regulation as a Business
Development
Company (pages 20     25)

23.   On page 22, in the third sentence under    Senior Securities   , please
delete    or
emergency   . See Section 18(g) of the 1940 Act.

24.    On page 25, the last sentence under    Emerging Growth Company    states
that the
Company intends to take advantage of the extended transition period to comply with new or revised accounting standards. Please also disclose this information earlier in the filing.

Item 1A. Risk Factors     Risk Related to the Company   s Investments
Illiquid Nature of
Investment Portfolio (page 34)

25.    The first sentence of this risk factor states that the Company will
invest in    private equity
investments   . Please disclose what private equity investments are (e.g., equity of private
companies). We may have more comments after reviewing your response.

Item 1A. Risk Factors     Risk Related to the Company   s Investments
Syndication
and/or Transfer of Investments (page 39)

26. The first sentence states that the Company may originate and/or purchase certain debt
assets, including    ancillary equity assets   . Please disclose what ancillary
equity assets are.

27. Many of the risk factors in this section describe risks of investments that are not
identified in the description of the Company   s business in Item 1 (e.g.,
Second Lien, or other
Subordinated Loans (page 41); Unsecured Loans (page 41); Covenant-Lite Loans (page 42);
Hedging Transactions (page 47)). Please review the risk factors and disclose the types of
investments referenced therein in the description of the Company   s business.

28.     On page 43, please revise the heading of    Borrowing Risk    as this
risk factor describes
the risks of activities other than borrowing, such as engaging in derivative transactions.

Item 2. Financial Information Management   s Discussion and Analysis of
Financial
Condition and Results of Operations     Expense Reimbursement Agreement (page
67)

29. If accurate, please revise the third sentence of this section to replace has agreed to
make    with    has agreed to elect to make   .
 Douglas P. Dick, Esq.
June 1, 2022
Page 7

30. The last paragraph of this section describes the possibility that the Company may have to
pay the Adviser for previously waived expenses    under certain circumstances.
  Please briefly
describe the circumstances under which the Company would be required to repay the Advisor for previously waived expenses.

Item 11. Description of Registrant   s Securities To Be Registered (pages 98
 102)

31.     If the Company   s organizational documents and/or the Subscription
Agreement contain
provisions that require shareholders to waive jury trials, please disclose such provision in this section.

32.    If the Company   s organizational documents and/or the Subscription
Agreement contain
provisions that restrict shareholders    ability to bring direct or derivative
claims or require
Stockholders to submit to mandatory arbitration, please disclose such provisions in this section.
We may have more comments after reviewing your response.

33.    Under    Exclusive Forum    on page 92, please disclose the associated
risks of the
exclusive forum provision (e.g., shareholders may have to bring suit in an inconvenient and unfavorable forum; that the enforceability of exclusive forum provisions is questionable).

Item 13. Financial Statements and Supplementary Data (pages 93     94)

34. Please file an amended Form 10 with complete financial statements at least 15 days prior to the effective date of the Form 10.

35. Please provide an analysis under Article 6-11 of Regulation S-X and discuss whether the
Company will acquire all or substantially all of the portfolio investments held by private funds. If so, please include financial statements and consents for the private funds in the registration statement and ensure that these financial statements have been audited in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6-11 of Regulation S-
X.

36. If the acquisition of the initial portfolio does not meet the requirements in Article 6-11 of
Regulation S-X please include an unaudited special purpose schedule of investments prepared in accordance with Article 12-12 of Regulation S-X in the body of the registration statement that includes the initial portfolio of investments that the fund expects to purchase.

37.     Please ensure that the Company will comply with the Exchange Act reporting
requirements in filing their first 10-Q or 10-K. After a registrant   s first
registration statement is
effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-
Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.
 Douglas P. Dick, Esq.
June 1, 2022
Page 8

Signature Page

38. Please disclose the title of the signing officer under her name. See Form 10 signature page.

GENERAL COMMENTS

39. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

40. Response to this letter should be in the form of a pre-effective amendment filed under the
Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

41. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief that is described on page 20 of the registration statement.

42. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                                   *******
       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6782.


Sincerely,

                                                                     /s/ Anu
Dubey

                                                                         Anu
Dubey
                                                                         Senior
Counsel

cc:    Michael Spratt
       Ken Ellington